Document Security Systems, Inc.

200 Canal View Boulevard

Suite 300

Rochester, New York 14623

May 6, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Document Security Systems, Inc.
Registration Statement on Form S-3
File No. 333-230740

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Document Security Systems, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 8, 2019, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Frank D. Heuszel
Name:	Frank D. Heuszel
Title:	Interim Chief Executive Officer and Interim Chief Financial Officer